Kenneth N. Heintz
Corp. Vice President, Controller
& Chief Accounting Officer
1840 Century Park East
Los Angeles, CA 90067

May 18, 2007
United States Securities and Exchange Commission
Washington, D.C. 20549-0402
Attention: Linda Cvrkel

RE:	Northrop Grumman Corporation
Form 10-K for the fiscal year ended December 31, 2006

File No. 001-16411
Reference is made to the letter dated April 9, 2007 from Linda Cvrkel (“Comment Letter”) of your office to Northrop Grumman Corporation (the “Company”). We understand the purpose of your review, and appreciate your comments. In response to your Comment Letter, the Company submits the following responses for the Staff’s consideration. For your convenience, we have reprinted the Staff’s original comments, followed by the Company’s response.
Comment 1:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Operating Results, page 36
Segment Operating Results, page 39
1.	Where changes in results are attributed to more than one factor, please revise to quantify each factor. For example, on page 46 you state that “ship revenue decreased $465 million or 8 percent, in 2006 as compared with 2005. The decreased was primarily due to lower sales volume in the DDG 1000 program driven by the transition from Phase III to Phase IV and changes in the Navy acquisition strategy regarding major sub-contractors, as well as continued recovery from the impact of Hurricane Katrina in the LPD program.” Please quantify each material factor (i.e. such as price changes and / or volume changes), disclose separately the effect on operations attributable to each component of the aggregate change from year to year and disclose the nature of or reason for each component of the aggregate change. Also when individual line items, disclosed in your statement of income, significantly fluctuate in comparison to the comparable prior period, quantify and disclose the nature of each item that caused the significant change. For example we note from your statement of income that “product sales” of $18,429 million

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

for 2006 decreased $1,131 million from “product sales” of $ 19,560 million for 2005 and “service revenues” of $11,719 million for 2006 increased $1,212 million from “service revenues” of $l0,507 million for 2005. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reason underlying those intermediate effects associated with the material causes for the change from year to year. For example, if a company’s financial statements reflect materially lower revenues resulting from a decline in volume when compared to a prior period, MD&A should not only identify the decline in sales volume, but also should analyze the reasons underlying the decline in sales. The analysis should reveal underlying material causes of the matters described and any future impact on operating results. Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. Please consider the above comment for all your disclosures in your results of operation section with MD&A. See Item 303 of Regulation S-K and FR-72 for guidance.
Response:
We believe we have, where material, quantified changes in results by significant components. In the specific example cited, we believe that the discussion of our segment financial information provides a more meaningful understanding of the period-to-period fluctuations in key financial statement line items for our businesses, and our discussion of those changes has included the identification of the principal causal factors related to volume, contract or program performance and, where applicable, the specific effects of unique one-time or non-recurring items.
We also believe we have adequately quantified and disclosed the nature of period-to-period changes in line items in our Income Statement. The income statement line items that are best understood and evaluated on a consolidated basis — - such as Net Interest Expense; Other, Net; Income Taxes; and Discontinued Operations — - are discussed and analyzed in the Consolidated Operating Results section. Other line items that are best understood on a segment-by-segment basis — - such as Sales and Service Revenues and Operating Margin — - are discussed and analyzed in the Segment Operating Results section.
The example cited in the Comment Letter focuses on changes in our consolidated income from product sales and service revenues. However, the Company believes it is more meaningful to discuss and analyze period-to-period changes in product sales and service revenues on a segment-by-segment basis, rather than on a consolidated basis, since the segments represent, to a large degree, logical groupings of the Company’s business operations along product or service groupings that are capable of being understood and

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

analyzed. To this end, the Company has provided the following information in its annual report on Form 10-K to enable such an analysis:
•	Item 1. Business — This section contains a detailed narrative description of the product and service offerings of each of operating segment.
•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Overview portion of this section describes a number of factors that are critical to understanding trends in the markets in which the Company operates and industry conditions overall. The Contracts section describes the specific nature of the Company’s government contracting business, and the sections labeled Critical Accounting Policies, Estimates and Judgments and Management Financial Measures contain descriptions of information that is relevant to understanding how the Company accounts for its performance under its long-term production and service type contracts.
•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Consolidated Operating Results section contains a discussion and analysis of financial statement elements that are best understood and evaluated on a consolidated basis, such as Net Interest Expense; Other, Net; Income Taxes; and Discontinued Operations. The Segment Operating Results section discusses changes in segment operating performance key financial elements in terms of the causal effects of changes from one period to the next, including a quantification of the major factors giving rise to the change such as volume, program performance, amortization of intangibles, and other discrete items having an effect in the period presented. Because our business is structured in terms of our contracts and programs, we discuss period-to-period performance changes in terms of program performance factors rather than product or service groupings. As referenced above, our description of the principal business activities of each of our segments provides information on the extent of product or service offerings each segment is engaged in providing.
We acknowledge your suggestion to consider using tables to present quantitative information about changes in our performance. We have historically included numerous tables to illustrate the changes in our operating performance and we will consider the use of additional tables in future filings where appropriate to explain our performance.

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Based on the foregoing, we believe that our Form 10-K as filed contains an adequate description of the principal material causes of the period-to-period changes in the Company’s operating performance. However, in order to enhance our disclosures in future filings, we plan to:
•	Add the following statement in the Overview description in our Discussion and Analysis of Financial Condition and Results of Operations:

“The company manages and assesses the performance of its businesses based on its performance on contracts and programs obtained generally from government organizations using the financial measures described on page “X”, with consideration given to the Critical Accounting Policies, Estimates and Judgments referred to on page “Y”. Based on this approach and the nature of the company’s operations, the discussion of results of operations generally focuses around the company’s seven reportable segments versus distinguishing between products and services. Product sales are predominantly generated in the Electronics, Integrated Systems, Space Technology and Ships segments, while the majority of the company’s service revenues are generated by the Information Technology, Mission Systems and Technical Services segments.”
and
•	Expand the disclosures in our discussion of Segment Operating Results to provide greater quantitative and qualitative information relating to the major factors giving rise to changes in revenues and operating margin for each reportable segment.
The foregoing changes have been incorporated into our Form10-Q filing for the quarter ended March 31, 2007, which was filed on April 23, 2007. Attached hereto as Exhibit A is an excerpt from that filing containing our revised MD&A discussion format.

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Comment 2:
2.	Please revise your consolidated operating results and segment operating results sections in MD&A to discuss and analyze separately “cost of product sales,” “cost of service revenue” and “general and administrative expenses” rather than only providing a discussion and analysis on segment operating margins. As part of your disclosure, please describe the major cost components included in each of the above categories and provide a more detail discussion and analysis of the results for each major component. This presentation appears meaningful and relevant in providing investors full disclosure and transparent financial information as required by Item 303 of Regulation S-K.
Response:
The Company’s business consists principally of its performance on long-term, production and service type contracts, where the ultimate customer is generally a federal, state or local government organization. In accordance with United States generally accepted accounting principles, the Company accounts for its progress on contract effort using the percentage-of-completion method of accounting, which recognizes revenues, costs and operating performance as work progresses on the underlying contract.
The Company is organized into seven reportable segments. In each reporting period, these segments are in the midst of performance on thousands of contracts, and the Company’s operating performance is dependent upon its progress towards completing the scope of work, terms and conditions that are specific to each contract.
Because of the diverse nature of the portfolio of contracts in process across the Company at any given time, and the application of the percentage-of-completion method of accounting for measuring performance of contract activities over the contract period of performance, we do not believe that it is practicable or meaningful to attempt to analyze the aggregate costs of products sold or the costs of service revenue on a period-to-period basis.
Moreover, since general and administrative expenses are an allowable contract cost on most of our contract portfolio, we do not see any meaningful way to separately analyze and comment upon period-to-period amounts for this component of contract cost. Within the context of the Company’s business, we view each of our contracts as a separate profit center for purposes of measuring our operating performance as opposed to other manufacturers that measure their operating performance in terms of revenue and cost aggregations across homogeneous groupings of products and services with similar characteristics or attributes.

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

We believe that the inclusion of the additional language described in our response to your Comment 1 above will assist the reader in understanding the importance of our segment disclosures to assessing the overall performance of our business, and we further intend to supplement our future disclosures in response to your Comment 2 as follows:
•	Adding the following statement in the our discussion of Operating Margin in the Consolidated Operating Results description in our Discussion and Analysis of Financial Condition and Results of Operations:

“In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, general corporate expenses incurred at both the segment and corporate locations are considered allowable and allocable costs on government contracts and such costs are allocated to contracts in progress on a systematic basis and contract performance factors include this cost component as an element of cost.”
•	Expanding the disclosure to include a descriptive analysis of the principal contributing factors giving rise to changes in the aggregate amount of our general and administrative expense on a period-to-period basis.
The foregoing changes have been incorporated into our Form10-Q filing for the quarter ended March 31, 2007, which was filed on April 23, 2007 and are included in the excerpt from our Form 10-Q for the quarter ended March 31, 2007 attached as Exhibit A.

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Comment 3:
Item 8. Financial Statements and Supplementary Data
Note 8. Accounts Receivable, net, page 75
3.	We note from your disclosure that your account receivable of $3,566 million at December 31, 2006, are expected to be collected in 2007 except for approximately $419 million due in 2008 and $120 million due in 2009 and later. Please tell us your basis for classifying account receivable expected to be collected after 12 months as a short-term rather than long-term asset, supported with the accounting literature used in your conclusion. We may have other comment after receipt of your response.
Response:
As previously indicated, the Company is a government contractor and as such, its financial accounting and reporting practices are governed by various industry specific publications including the AICPA Audit and Accounting Guide — Audits of Federal Government Contractors, which contains the following guidance relative to classification of contract-related assets and liabilities:
“Balance Sheet Classification of Contract Related Assets and Liabilities
3.74	The predominant practice among government contractors is to present classified balance sheets on the basis of one year or the operating cycle (if it exceeds one year).
3.75	For most contractors, the operating cycle is difficult to measure with precision because it is determined by contracts of varying durations. Chapter 3 or ARB No. 43 defines the operating cycle as “the average time intervening between the acquisition of materials or services entering [the production] process and the final cash realization.”

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

3.76	The operating cycle of a contractor is determined by a composite of many individual contracts in various stages of completion. Thus, the operating cycle of a contractor is measured by the duration of contracts, that is, the average time intervening between the inception of contracts and the substantial completion of those contracts.
3.77	Chapter 3 of ARB No. 43 defines current assets and current liabilities in relation to the operating cycle. In applying these definitions, the predominant practice for contractors whose operating cycle exceeds one year is to classify all contract-related assets and liabilities as current under the operating cycle concept and to follow the more specific guidance in ARB No. 43 in classifying other assets and liabilities. To promote uniformity of presentation and to narrow the range of variations in practice, contractors should follow the predominant practice in applying ARB No. 43. The following table is a list of assets and liabilities generally considered to be contract-related and classified as current under the operating cycle concept.

Contract-Related Assets and Liabilities
Assets	Liabilities
Accounts receivable on contracts (including retentions)	Accounts payable on contracts (including retentions)
Unbilled contract receivables	Accrued contract costs
Costs in excess of billings and estimated earnings	Billings in excess of cost and estimated earnings
Other deferred contract costs	Advance payments on contracts
Equipment and tooling specifically purchased for, and expected to be used solely on, an individual contract or group of related contracts	Obligations for equipment specifically purchased for, and expected to be used solely on, an individual contract or group of related contracts — regardless of the payment terms on the obligations
Provisions for losses on contracts (see paragraph 89 of SOP 81-1)”

Based on our contract portfolio, the Company believes that its operating cycle exceeds one year and therefore its classification of accounts receivable balances as a current asset is in keeping with the requirements specified above.

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Comment 4:
Note 17. Impact from Hurricane Katrina, page 86
4.	We note from your disclosure in note 17 that as of December 31, 2006, management estimates that the costs to clean-up and restore your operations will total approximately $850 million, which includes $590 million to repair, or replace assets damaged by the storm. Please enhance your future filings to disclose, and provide us with the accrual balance associated with non-impairment losses (for each period presented), the reason for any significant change in the accrual balance from year to year and the nature of the estimated accruals. We also note from your second paragraph in note 17, where you state, that substantially all of the estimated cost of $850 million is expected to be recovered through the company’s comprehensive property damage insurance, but in the last paragraph in note 17 you make a contradictory statement, disclosing that the insurance provider for coverage of losses in excess of $500 million advised management of a disagreement regarding coverage of losses in excess of $500 million, and this matter is currently under litigation. Please tell us your basis for disclosing to investors that management expects to recover substantially all of the estimated costs of $850 million, when in fact the insurance provider is disputing losses in excess of $500 million or revise future filing accordingly. Also enhance your future filings to disclose, and provide us with your accounting policy as it relates to insurance recoveries. As part of your response and future disclosure provide the balance of any insurance recovery receivable recognized on your balance sheet for all periods presented and your basis for recognizing such a receivable.
Response:
The Company purchased an all-risk primary property insurance program with a policy limit of $500 million, and an all-risk excess property insurance policy for losses in excess of the primary layer $500 million limit. The Company has submitted a claim in excess of $500 million, and the insurers in the primary layer of coverage have been evaluating the claim and making payments against the claim in the normal course of business. The Company expects that the payments by the primary insurers will soon satisfy the $500 million primary layer limit. The excess insurer denied coverage shortly after Katrina struck the Gulf Coast arguing that the Company’s Katrina related losses were excluded from coverage pursuant to a flood exclusion in the policy. The excess insurer agreed that the excess all-risk policy provides coverage for hurricanes such as Katrina but took the position that the Company’s Katrina related losses arising out of storm surge fall within the flood exclusion. The Company strongly disagrees with this position and filed a lawsuit seeking, among other things, a declaration that its storm surge losses in excess of

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

the primary layer $500 million limit are covered by the excess all-risk policy. The Company believes that it will prevail in that lawsuit but can give no assurance of success.
With regard to your request that we enhance our future filings to disclose our accounting policy as it relates to insurance accounting, we believe that the following sentence that is contained in the sixth paragraph of Note 17 adequately describes our insurance accounting policy:
“In accordance with cost accounting regulations relating to U. S. Government contractors, recovery of property damages in excess of the net book value of the damaged assets as well as losses on property damage that are not recovered through insurance are required to be included in the Company’s overhead pools and allocated to current contracts under a systematic process.”
In this regard, the Company has recovered the net-book value of our damaged assets and our out-of-pocket clean-up and restoration costs from the insurers. As of December 31, 2006, the amounts received from the primary layer of insurers have exceeded the amounts referred to above by $57 million. Such amount is included in Other Current Liabilities in the statement of financial position, and is considered part of the overhead pool amounts to be allocated to contracts in process in accordance with our accounting policy for insurance recoveries. Also as noted in paragraph five of Note 17, we have not recognized any amounts relating to the business interruption claims resulting from the storm.

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

Comment 5
Note 17. Impact from Hurricane Katrina, page 86
5.	We note from paragraph six in note 17 that in accordance with cost accounting regulation relating to U.S Government contracts, the company may be required to recognize additional cost growth on its contracts and cumulative downward adjustments to its contract profit rates at a future date. You state that these adjustments are dependant upon the outcome of your discussion with your government customers. Based on the disclosure in this filing and your Form 10-K for 2005, we notice that these discussions have been ongoing for a minimum of one year, which given the significant passage of time, it appears that there may be additional information obtained by you to estimate an additional reduction to earned margins associated with these U.S. Government contracts in accordance with paragraph 8 of SFAS No. 5 and FIN 14. In this regard, please provide us with an update of your discussions with your government customers and their current status and disclose in your consolidated financial statements the amount, if any, for which you have recognized additional reduction to contract earned margins and your methods and assumptions used in estimating the additional cost growth for these U.S Government contracts. To the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your consolidated financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with each of these matters. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2. If no estimate of these amounts can be made, please explain why and state this in your revised disclosure.
Response:
The discussions with our government customers have, in fact, been going on for over a year and we have yet to resolve the outcome of these matters. Our discussions are centered around one customer in particular, the United States Navy (the “Navy”), which accounts for the majority of the contract activity that has been affected by the damages caused by Hurricane Katrina. Until our discussions with this customer are resolved, our remaining government customers are unwilling to resolve their own particular circumstances. What we are attempting to negotiate with the Navy is an advance agreement to govern the manner in which our contract costs for Navy business will be affected by insurance recoveries. There are fundamental cost allowability issues here that are governed by the Federal Acquisition Regulation (the “FAR”) which is the standard by which costs on our contracts with the Navy are determined. The Company believes that

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

the FAR requires that it adjust its future allowable depreciation expense for newly acquired assets that are replacement assets funded by insurance recoveries such that the costs ultimately charged to the government customer are unaffected by the costs of asset replacement values in excess of the previously existing costs where such costs were funded by insurance recoveries. The net result of this is that the Company is passing on to its government customers the asset protection that is provided by the insurance contracts.
Because of the extent of the overall damages, the length of time that it has taken for the Company to develop and pursue its claims with the insurance companies and the ultimate uncertainty relating to the amount of insurance recoveries that will result from a final resolution of this matter with the insurers, the Navy has apparently been reluctant to enter into any form of interim agreement with the Company. Furthermore, under other provisions of the FAR, the Company believes that to the extent that certain costs are not recoverable from the Company’s insurance coverage, such costs would be allowable and allocable to the government contracts which the Company is performing. The Company is aware that its government customers may dispute the extent to which such additional costs are allowable as contract charges, and thus seek to disallow the inclusion of these costs as contract costs. These potential future incremental costs are not presently reflected in contract cost estimates-at-completion for the government contracts that the Company is now performing, and if these potential costs were to be included in such estimates, it is possible that the Company would be required to recognize margin reductions on these programs to reflect this cost growth.
At this time, because of the uncertainties regarding the ultimate disposition of the litigation with the Company’s insurance carrier, and the uncertainties relating to the disposition of the accounting treatment of any potential incremental costs that may result, the Company is not aware of any additional information that would enable it to estimate any additional reduction to its contract margin, and it is not possible to estimate the effects that the ultimate resolution of this matter might have on the Company’s contracts in process.
In response to your inquiry, the Company will include in future filings the following statement in its Hurricane Katrina footnote disclosure related to its discussions with its government customers:
“Due to the complexity of the regulatory issues relating to the treatment of insurance recoveries on government contracts, the overall magnitude of the Company’s insurance claims, the extended period of time that has ensued in the discussions with the Company’s government customers, and the uncertainties surrounding the resolution of the damage claims with our insurance provider, the Company is not able to estimate the effects of any potential incremental costs that could result in further reduction of margin on contracts in process or the ultimate resolution of this matter at this time.”
*                    *                    *                    *

May 18, 2007
United States Securities Exchange Commission
File No. 001-16411

As requested in your Comment Letter, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K filing for the fiscal year ended December 31, 2006;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that our responses address the matters contained in your Comment Letter, and are available to discuss any supplemental comments or questions you may have by telephone if you so desire. If you would like to speak with us about any of these matters, please do not hesitate to call me at (310) 201-3312 or Stephen Yslas, Corporate Vice-President, Secretary and Deputy General Counsel at (310) 201-1630.
Very truly yours,
/s/ Kenneth N. Heintz
Kenneth N. Heintz
Corporate Vice-President, Controller and
Chief Accounting Officer
Attachment
Cc:
Ronald D. Sugar
Wesley G. Bush
Stephen D. Yslas

Exhibit A
—Excerpt from Form 10-Q for the period ended March 31, 2007—
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
OVERVIEW
The following discussion should be read along with the unaudited consolidated condensed financial statements included in this Form 10-Q, as well as the company’s 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission, which provides a more thorough discussion of the company’s products and services, industry outlook, and business trends.
     Northrop Grumman provides technologically advanced, innovative products, services, and solutions in information and services, aerospace, electronics, and shipbuilding. As a prime contractor, principal subcontractor, partner, or preferred supplier, Northrop Grumman participates in many high-priority defense and commercial technology programs in the United States (U.S.) and abroad. Northrop Grumman conducts most of its business with the U.S. Government, principally the Department of Defense. The company also conducts business with foreign governments and makes domestic and international commercial sales.
     Operating performance for the three months ended March 31, 2007, compared to the same period in 2006 improved in almost every consolidated financial measure. Sales, operating margin, net income, cash from operations, and funded backlog all increased over the same period in 2006. A discussion of results on a consolidated basis and by reportable segment is included below. Notable non-contract events during the three months ended March 31, 2007, affecting the company’s results included the following:
▪	Acquisition of Essex Corporation (Essex) — see Note 4 to the Consolidated Condensed Financial Statements in Part I, Item 1.

▪	Execution of accelerated share repurchase agreement — see Note 7 to the Consolidated Condensed Financial Statements in Part I, Item 1.

▪	Adoption of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48 — Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 — see Note 13 to the Consolidated Condensed Financial Statements in Part I, Item 1.
     The company manages and assesses the performance of its businesses based on individual performance on individual contracts and programs obtained generally from government organizations using the financial measures described on page I-27, with consideration given to the Critical Accounting Policies, Estimates and Judgments referred to below. Based on this approach and the nature of the company’s operations, the discussion of results of operations generally focuses around the company’s seven reportable segments versus distinguishing between products and services. Product sales are predominantly generated in the Electronics, Integrated Systems, Space Technology and Ships segments, while the majority of the company’s service revenues are generated by the Information Technology, Mission Systems and Technical Services segments.
There were no significant changes to the company’s products and services, industry outlook, or business trends from those disclosed in the company’s 2006 Annual Report on Form 10-K.
     For convenience, a brief description of certain programs discussed in this Form 10-Q are included in the “Glossary of Programs” beginning on page I-36.
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS
Changes in Critical Accounting Policies — There have been no changes in the company’s critical accounting policies during the three months ended March 31, 2007, except for the treatment of tax contingency accruals.
     Effective January 1, 2007, the company began to measure and record tax contingency accruals in accordance with FIN 48 — Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 . The expanded disclosure requirements of FIN 48 are presented in Note 13 to the Consolidated Condensed Financial Statements in Part I, Item I.

     FIN 48 prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Only tax positions meeting the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation. FIN 48 also provides guidance on accounting for derecognition, interest and penalties, and classification and disclosure of matters related to uncertainty in income taxes. As in the past, changes in accruals associated with uncertainties arising from pre-acquisition years for acquired businesses are charged or credited to goodwill. Adjustments to other tax accruals are generally recorded in earnings in the period they are determined.
     Prior to January 1, 2007, the company recorded accruals for tax contingencies and related interest when it was probable that a liability had been incurred and the amount of the contingency could be reasonably estimated based on specific events such as an audit or inquiry by a taxing authority.
     Use of Estimates — The company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information. Actual results could differ materially from those estimates.
CONSOLIDATED OPERATING RESULTS
     Selected financial highlights are presented in the table below.

	Three Months Ended
	March 31
$ in millions, except per share	2007	2006

Sales and service revenues	$7,344	$7,093
Operating margin	681	604
Interest expense, net	(82)	(77)
Federal and foreign income taxes	203	164
Diluted earnings per share	1.10	1.02
Cash provided by (used in) operating activities	400	(115)

Sales and Service Revenues
     Sales and service revenues for the three months ended March 31, 2007, increased $251 million, or 4 percent, as compared with the same period in 2006, reflecting increased revenues in all operating segments except the Integrated Systems segment.
Operating Margin
     Operating margin as a percentage of total sales and service revenues for the three months ended March 31, 2007, was 9.3 percent, as compared to 8.5 percent for the same period in 2006. The increase was primarily due to a favorable net pension adjustment of $33 million in 2007 compared to an unfavorable net pension adjustment of $10 million in 2006 and lower unallocated expenses of $3 million. Total segment operating margin was 9.3 percent and 9.2 percent for the three months ended March 31, 2007, and 2006, respectively.

Operating margin consists of the following:

	Three Months Ended
	March 31
$ in millions	2007	2006

Segment operating margin	$683	$653
Unallocated expenses	(32)	(35)
Net pension adjustment	33	(10)
Reversal of royalty income	(3)	(4)

Total operating margin	$681	$604

     Unallocated Expenses — Unallocated expenses for the three months ended March 31, 2007, decreased $3 million, or 9 percent, as compared with the same period in 2006. The decrease was primarily due to lower post-retirement benefit costs determined under GAAP as a result of a plan design change in 2006.
     Net Pension Adjustment — Net pension adjustment reflects the difference between pension expense determined in accordance with GAAP and pension expense allocated to the operating segments determined in accordance with U.S. Government Cost Accounting Standards (CAS). For the three months ended March 31, 2007, and 2006, pension expense determined in accordance with GAAP was $87 million and $112 million, respectively, offset by pension expense determined in accordance with CAS of $120 million and $102 million, respectively. The improvement in GAAP pension cost primarily relates to higher returns on plan assets and a voluntary pre-funding in the fourth quarter of 2006.
Reversal of Royalty Income — Royalty income is included in segment operating margin for internal reporting purposes. This amount is reversed in the table above to arrive at the operating margin as determined in accordance with GAAP as royalty income is included in the “Other, net” line item discussed below.
General and Administrative Expenses — In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general corporate expenses incurred at both the segment and corporate locations are considered allowable and allocable costs on government contracts and such costs are allocated to contracts in progress on a systematic basis and contract performance factors include this cost component as an element of cost.
General and administrative expenses for the three months ended March 31, 2007, increased $38 million, or 6 percent, as compared with the same period in 2006. The increase is primarily due to higher sales volume, increased property and casualty insurance costs as a result of hurricane Katrina and the acquisition of Essex.
Interest Expense, Net
     Interest expense, net for the three months ended March 31, 2007, increased $5 million, or 6 percent, as compared with the same period in 2006. The increase was primarily due to a lower amount of interest-bearing cash deposits.
Federal and Foreign Income Taxes
     The company’s effective tax rate on income from continuing operations for the three months ended March 31, 2007, was 34.4 percent compared with 31.2 percent for the same period in 2006. During the three months ended March 31, 2006, the company recognized a net tax benefit of $18 million with respect to tax credits associated with qualified wages paid to employees affected by hurricane Katrina.
Diluted Earnings Per Share
     Diluted earnings per share for the three months ended March 31, 2007, were $1.10, as compared with $1.02 per share in the same period in 2006. Earnings per share are based on weighted average diluted shares outstanding of

358.3 million for the three months ended March 31, 2007, and 350.8 million for the same period in 2006. See Note 7 to the Consolidated Condensed Financial Statements in Part I, Item 1.
Net Cash Provided by (Used in) Operating Activities
     For the three months ended March 31, 2007, the company provided cash from operating activities of $400 million compared with cash used in operating activities of $115 million for the same period in 2006. The increase was primarily due to higher net collections on programs in progress and less cash expended for discontinued operations.
SEGMENT OPERATING RESULTS
     Effective January 1, 2007, the company realigned businesses among its operating segments that possess similar customers, expertise, and capabilities. The realignment more fully leverages existing capabilities and enhances development and delivery of highly integrated services. The realignment primarily involved the Radio Systems business being transferred from the Space Technology segment to the Mission Systems segment and the UK AWACS program being transferred from the Information Technology segment to the Technical Services segment. On July 1, 2006, certain logistics, services and technical support programs from Electronics, Integrated Systems, Mission Systems, and Space Technology were transferred to Technical Services. The sales and segment operating margin in the following tables have been revised, where applicable, to reflect these realignments for all periods presented.
     For presentation purposes, the company’s seven reportable segments are categorized into four primary businesses. The Mission Systems, Information Technology and Technical Services reportable segments are presented as Information & Services. The Integrated Systems and Space Technology reportable segments are presented as Aerospace. The Electronics and Ships reportable segments are presented as separate businesses. The Ships reportable segment includes the aggregated results of the Newport News and Ship Systems operating segments.

	Three Months Ended
	March 31
$ in millions	2007	2006

Sales and Service Revenues
Information & Services
Mission Systems	$1,362	$1,340
Information Technology	1,038	929
Technical Services	520	383

Total Information & Services	2,920	2,652

Aerospace
Integrated Systems	1,281	1,416
Space Technology	754	733

Total Aerospace	2,035	2,149

Electronics	1,591	1,504
Ships	1,156	1,133
Intersegment eliminations	(358)	(345)

Sales and service revenues	$7,344	$7,093

Segment Operating Margin
Information & Services
Mission Systems	$119	$125
Information Technology	86	80
Technical Services	28	24

Total Information & Services	233	229

Aerospace
Integrated Systems	160	148
Space Technology	59	58

Total Aerospace	219	206

Electronics	181	176
Ships	79	68
Intersegment eliminations	(29)	(26)

Segment operating margin	$683	$653

Segment operating results are discussed below with respect to the following financial measures:
Funded Contract Acquisitions — Funded contract acquisitions represent amounts funded during the period on customer contractually obligated orders. Funded contract acquisitions tend to fluctuate from period to period and are determined by the size and timing of new and follow-on orders and by appropriations of funding on previously awarded unfunded orders. In the period that a business is purchased, its existing funded order backlog as of the date of purchase is reported as funded contract acquisitions. In the period that a business is sold, its existing funded order backlog as of the divestiture date is deducted from funded contract acquisitions.
Sales and Service Revenues — Period-to-period sales generally vary less than funded contract acquisitions and reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in typically expressed in terms of volume. Volume generally refers to increases (or decreases) in revenues incurred due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding margin change based on the margin rate for a particular contract.
Segment Operating Margin — Segment operating margin reflects the performance of segment contracts and programs. Excluded from this measure are certain costs not directly associated with contract performance, including the portion of corporate expenses such as management and administration, legal, environmental, certain compensation and other retiree benefits, and other expenses not considered allowable or allocable under applicable CAS regulations and the Federal Acquisition Regulation, and therefore not allocated to the segments. Changes in segment operating margin are typically expressed in terms of volume, as discussed above, or performance. Performance refers to changes in contract margin rates. These changes typically relate to profit recognition associated with revisions to total estimated costs at completion of the contract (EAC) that reflect improved (or deteriorated) operating performance on a particular contract. Operating margin changes are accounted for on a cumulative basis at the time an EAC change is recorded.
     Funded contract acquisitions, sales and service revenues, and segment operating margin in the tables within this section include intercompany amounts that are eliminated in the Consolidated Condensed Financial Statements in Part I, Item 1.
INFORMATION & SERVICES
Mission Systems
     Mission Systems is a leading global system integrator of complex, mission-enabling systems for government, military, and commercial customers. Products and services are grouped into the following business areas: Command, Control and Communications (C3); Intelligence, Surveillance and Reconnaissance (ISR); and Missile Systems.

	Three Months Ended
	March 31
$ in millions	2007	2006

Funded Contract Acquisitions	$1,696	$1,825
Sales and Service Revenues	1,362	1,340
Segment Operating Margin	119	125
As a percentage of segment sales	8.7%	9.3%
Funded Contract Acquisitions
Mission Systems funded contract acquisitions for the three months ended March 31, 2007, decreased $129 million, or 7 percent, as compared with the same period in 2006, partially due to higher 2006 funded contract acquisitions as a result of delayed funding upon approval of the fiscal year 2006 defense budget. Significant acquisitions in 2007 included $307 million for the Intercontinental Ballistic Missile (ICBM) program, $157 million of funded backlog from the acquisition of Essex, $89 million for the Joint National Integration Center Research & Development (JRDC) program, and $47 million for the Ground-Based Midcourse Fire Control and Communications program.
Sales and Service Revenues
Mission Systems revenue for the three months ended March 31, 2007, increased $22 million, or 2 percent, as compared with the same period in 2006. The increase was primarily due to $35 million in higher sales in ISR and $18 million in higher sales in Missile Systems, partially offset by $37 million in lower sales in C3. The increase in ISR is due to the acquisition of Essex. The increase in Missile Systems is primarily due to higher volume in the Kinetic Energy Interceptor (KEI) program. The lower sales in C3 is primarily due to lower volume in the F-35 development program and various other C3 programs.

Segment Operating Margin
Mission Systems operating margin for the three months ended March 31, 2007, decreased $6 million, or 5 percent, as compared with the same period in 2006. The decrease reflects net performance declines of $7 million primarily due to positive improvement in the ICBM program in the first quarter of 2006, and $2 million in higher amortization of purchased intangibles, offset by $3 million attributable to net sales volume increases.
Information Technology
Information Technology is a premier provider of advanced information technology (IT) solutions, engineering, and business services for government and commercial customers. Products and services are grouped into the following business areas: Intelligence; Civilian Agencies; Commercial, State & Local (CS&L); and Defense.

	Three Months Ended
	March 31
$ in millions	2007	2006

Funded Contract Acquisitions	$980	$1,208
Sales and Service Revenues	1,038	929
Segment Operating Margin	86	80
As a percentage of segment sales	8.3%	8.6%
Funded Contract Acquisitions
Information Technology funded contract acquisitions for the three months ended March 31, 2007, decreased $228 million, or 19 percent, as compared with the same period in 2006. Significant non-restricted acquisitions in 2007 included $39 million for the Treasury Communication System program and $36 million for the Virginia IT outsourcing program.
Sales and Service Revenues
Information Technology revenue for the three months ended March 31, 2007, increased $109 million, or 12 percent, as compared with the same period in 2006. The increase was primarily due to $71 million in higher sales in CS&L and $52 million in higher sales in Intelligence, partially offset by $17 million in lower sales in Civilian Agencies. The higher sales in CS&L primarily reflect higher volume from programs awarded in 2006, including Virginia IT outsourcing, San Diego County IT outsourcing, and New York City Wireless. The increased sales in Intelligence primarily reflect new restricted program wins and the lower sales in Civilian Agencies reflects lower volume on a variety of programs.
Segment Operating Margin
Information Technology operating margin for the three months ended March 31, 2007, increased $6 million, or 8 percent, as compared with the same period in 2006 primarily attributable to the higher sales volume discussed above. The higher operating margin and lower operating margin rate reflect a higher percentage of newly commenced state and local programs.

Technical Services
Technical Services is a leading provider of logistics, infrastructure, and sustainment support, and also provides a wide-array of technical services including training and simulation. Services are grouped into the following business areas: Systems Support, Life Cycle Optimization and Engineering (LCOE), and Training and Simulation.

	Three Months Ended
	March 31
$ in millions	2007	2006

Funded Contract Acquisitions	$462	$545
Sales and Service Revenues	520	383
Segment Operating Margin	28	24
As a percentage of segment sales	5.4%	6.3%
Funded Contract Acquisitions
Technical Services funded contract acquisitions for the three months ended March 31, 2007, decreased $83 million, or 15 percent, as compared with the same period in 2006. Significant acquisitions in 2007 included $105 million for the Joint Base Operations Support (JBOSC) program, $64 million for the Nevada Test Site (NTS) program, and $52 million for the Ft. Irwin program.
Sales and Service Revenues
Technical Services revenue for the three months ended March 31, 2007, increased $137 million, or 36 percent, as compared with the same period in 2006. The increase is primarily due to $115 million in higher sales in Systems Support due to increased volume in the NTS program and $28 million in higher sales in LCOE due to increased volume for F-15 repairs and other programs.
Segment Operating Margin
Technical Services operating margin for the three months ended March 31, 2007, increased $4 million, or 17 percent, as compared with the same period in 2006 primarily attributable to the higher sales volume as discussed above. The higher operating margin and lower operating margin rate are largely due to the impact of NTS.
AEROSPACE
Integrated Systems
Integrated Systems is a leader in the design, development, and production of airborne early warning, electronic warfare and surveillance, and battlefield management systems, as well as manned and unmanned tactical and strike systems. Products and services are grouped into the following business areas: Integrated Systems Western Region (ISWR); Integrated Systems Eastern Region (ISER); and International Programs.

	Three Months Ended
	March 31
$ in millions	2007	2006

Funded Contract Acquisitions	$1,745	$2,707
Sales and Service Revenues	1,281	1,416
Segment Operating Margin	160	148
As a percentage of segment sales	12.5%	10.5%
Funded Contract Acquisitions
Integrated Systems funded contract acquisitions for the three months ended March 31, 2007, decreased $962 million, or 36 percent, as compared with the same period in 2006. Significant acquisitions in 2007 included $745 million for the F/A-18 program, $287 million for the B-2 program, $148 million for the E-2 program, and $133 million for the EuroHawk program.

Sales and Service Revenues
Integrated Systems revenue for the three months ended March 31, 2007, decreased $135 million, or 10 percent, as compared with the same period in 2006. The decrease was primarily due to $128 million in lower ISER sales due to lower sales volume in the E-2D Advanced Hawkeye and EA-18G programs, and $22 million in lower ISWR sales due to lower volume in the F-35 program, partially offset by higher sales in the F/A-18 program (due to delivery of one additional unit), Euro Hawk and B-2 Support programs.
Segment Operating Margin
Integrated Systems operating margin for the three months ended March 31, 2007, increased $12 million, or 8 percent, as compared with the same period in 2006. The increase includes net performance improvements totaling $17 million primarily from the F/A-18 and B-2 programs. The improvements in the F/A-18 program (due to completion of production lot 5 and improved performance on production lot 6) and the B-2 program more than offset the impact of lower sales.
Space Technology
Space Technology develops and integrates a broad range of systems at the leading edge of space, defense, and electronics technology. The segment supplies products primarily to the U.S. Government that are critical to maintaining the nation’s security and leadership in science and technology. Space Technology’s business areas focus on the design, development, manufacture, and integration of satellite systems and subsystems, electronic and communications payloads, and high energy laser systems and subsystems. Products and services are grouped into the following business areas: Intelligence, Surveillance and Reconnaissance (ISR); Civil Space; Satellite Communications (SatCom); Missile & Space Defense; and Technology.

	Three Months Ended
	March 31
$ in millions	2007	2006

Funded Contract Acquisitions	$794	$1,509
Sales and Service Revenues	754	733
Segment Operating Margin	59	58
As a percentage of segment sales	7.8%	7.9%
Funded Contract Acquisitions
Space Technology funded contract acquisitions for the three months ended March 31, 2007, decreased $715 million, or 47 percent, as compared with the same period in 2006, primarily due to higher 2006 funded contract acquisitions as a result of delayed funding approval of the fiscal year 2006 defense budget. Significant acquisitions in 2007 included $354 million for restricted programs, $111 million for the James Webb Space Telescope (JWST) program, and $102 million for the Space Tracking and Surveillance System (STSS) program.
Sales and Service Revenues
Space Technology revenue for the three months ended March 31, 2007, increased $21 million, or 3 percent, as compared with the same period in 2006. The increase was primarily due to $16 million in higher sales in Missile & Space Defense and $16 million in higher sales in SatCom, partially offset by $10 million in lower Civil Space sales. The increase in Missile & Space Defense sales primarily reflect higher volume on the STSS program and various other programs. SatCom sales increased primarily due to higher volume in communications programs, including the Transformational Satellite (TSAT) communications system, partially offset by lower volume in the Advanced Extremely High Frequency (AEHF) program. The decrease in Civil Space sales was primarily attributable to lower volume in the National Polar-orbiting Operational Environmental Satellite System (NPOESS) program.
Segment Operating Margin
Space Technology operating margin for the three months ended March 31, 2007, was essentially unchanged as compared with the same period in 2006. The decrease in margin as a percentage of segment sales primarily reflects changes in volume due to the mix of program sales.

ELECTRONICS
Electronics is a leading designer, developer, manufacturer and integrator of a variety of advanced electronic and maritime systems for national security and select non-defense applications. Electronics provides systems to U.S. and international customers for such applications as airborne surveillance, aircraft fire control, precision targeting, electronic warfare, automatic test equipment, inertial navigation, integrated avionics, space sensing, intelligence processing, air traffic control, air and missile defense, homeland defense, communications, mail processing, biochemical detection, ship bridge control, and shipboard components. Products and services are grouped into the following business areas: Aerospace Systems; Government Systems; Naval & Marine Systems (NMS); Defensive Systems; Navigation Systems; and Defense Other.

	Three Months Ended
	March 31
$ in millions	2007	2006

Funded Contract Acquisitions	$2,721	$1,779
Sales and Service Revenues	1,591	1,504
Segment Operating Margin	181	176
As a percentage of segment sales	11.4%	11.7%
Funded Contract Acquisitions
Electronics funded contract acquisitions for the three months ended March 31, 2007, increased $942 million, or 53 percent, as compared with the same period in 2006. Significant acquisitions in 2007 included $875 million for the Flats Sequencing System program, $118 million for the LAIRCM Indefinite Delivery Indefinite Quantity (IDIQ) program and $99 million for a restricted program.
Sales and Service Revenues
Electronics revenue for the three months ended March 31, 2007, increased $87 million, or 6 percent, as compared with the same period in 2006. The increase was primarily due to $80 million in higher sales in NMS and $35 million in higher sales in Government Systems, partially offset by $20 million in lower sales in Aerospace Systems. The increase in NMS sales is primarily attributable to higher volume on an undersea program and a restricted program. The increase in Government Systems sales is primarily due to higher volume in postal automation programs. The lower Aerospace Systems sales are primarily due to hardware production winding down on international radar programs, partially offset by higher volume on restricted space programs.
Segment Operating Margin
Electronics operating margin for the three months ended March 31, 2007, increased $5 million, or 3 percent, as compared with the same period in 2006. The increase reflects $10 million attributable to higher sales volume and $11 million in lower amortization expense for purchased intangibles, partially offset by timing of program performance adjustments and changes in business mix. First quarter 2006 operating margin included favorable adjustments for improved program performance and contract closeouts primarily in Aerospace Systems and Defensive Systems.

SHIPS
Ships is the nation’s sole industrial designer, builder, and refueler of nuclear-powered aircraft carriers and one of only two companies capable of designing and building nuclear-powered submarines for the U.S. Navy. Ships is also one of the nation’s leading full service systems providers for the design, engineering, construction, and life cycle support of major surface ships for the U.S. Navy, U.S. Coast Guard, international navies, and for commercial vessels. Products and services are grouped into the following business areas: Aircraft Carriers; Expeditionary Warfare; Surface Combatants; Submarines; Coast Guard & Coastal Defense (CG&CD); Services; and Commercial & Other.

	Three Months Ended
	March 31
$ in millions	2007	2006

Funded Contract Acquisitions	$976	$3,054
Sales and Service Revenues	1,156	1,133
Segment Operating Margin	79	68
As a percentage of segment sales	6.8%	6.0%
Funded Contract Acquisitions
Ships funded contract acquisitions decreased approximately $2 billion, or 68 percent, for the three months ended March 31, 2007, as compared with the same period in 2006, partially due to higher 2006 funded contract acquisitions as a result of delayed funding approval of the fiscal year 2006 defense budget. Significant acquisitions in 2007 included $407 million for the Virginia- class submarine program, $272 million for the DDG 1000 program, and $129 million for the LPD program.
Sales and Service Revenues
Ships revenue increased $23 million, or 2 percent, for the three months ended March 31, 2007, as compared with the same period in 2006. The increase was primarily due to $31 million in higher sales in Aircraft Carriers, $22 million in higher sales in CG&CD, and $20 million in higher sales in Submarines, offset by $50 million in lower sales in Surface Combatants. Sale increases were primarily due to higher volume in the USS Carl Vinson , Coast Guard Deepwater and USS Toledo repair programs. The decrease in Surface Combatants sales was primarily due to lower volume in the DDG 51 program due to a now-concluded labor strike at the Pascagoula, Mississippi shipyard, as well as lower volume on the DDG 1000 program driven by the transition from development to detail design and production. The strike also affected the LHD program in Expeditionary Warfare which was more than offset by higher volume in the LPD program despite the delivery of LPD 18 in the prior year.
Segment Operating Margin
Ships operating margin increased $11 million, or 16 percent, for three months ended March 31, 2007, as compared with the same period in 2006. The increase was primarily due to $15 million in net performance improvements including the LPD and Virginia- class Block II programs, partially offset by costs and program delays related to the labor strike.
BACKLOG
Total backlog at March 31, 2007, was approximately $60.3 billion. Total backlog includes both funded backlog (unfilled orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Unfunded backlog excludes unexercised contract options and unfunded IDIQ orders. For multi-year services contracts with non-federal government customers having no stated contract values, backlog includes only the amounts committed by the customer. Backlog is converted into sales as work is performed or deliveries are made.

The following table presents funded, unfunded, and total backlog by segment.

	March 31, 2007			December 31, 2006
			Total			Total
$ in millions	Funded	Unfunded	Backlog	Funded	Unfunded	Backlog

Information & Services
Mission Systems	$3,453	$8,402	$11,855	$3,119	$8,488	$11,607
Information Technology	2,609	1,673	4,282	2,667	1,840	4,507
Technical Services	1,317	3,667	4,984	1,375	3,973	5,348

Total Information & Services	7,379	13,742	21,121	7,161	14,301	21,462

Aerospace
Integrated Systems	4,749	4,100	8,849	4,285	4,934	9,219
Space Technology	1,663	6,689	8,352	1,623	7,138	8,761

Total Aerospace	6,412	10,789	17,201	5,908	12,072	17,980

Electronics	7,715	1,463	9,178	6,585	1,583	8,168
Ships	10,674	2,122	12,796	10,854	2,566	13,420

Total	$32,180	$28,116	$60,296	$30,508	$30,522	$61,030

Major components in unfunded backlog as of March 31, 2007, included various restricted programs, the KEI program in the Mission Systems segment; the F-35 and F/A-18 programs in the Integrated Systems segment; the NPOESS program in the Space Technology segment; and Block II of the Virginia- class submarines program in the Ships segment.
LIQUIDITY AND CAPITAL RESOURCES
Operating Activities — Net cash provided by operating activities for the three months ended March 31, 2007, was $400 million compared to net cash used of $115 million for the same period of 2006. The increase was primarily due to higher net collections on programs in progress and less cash expended for discontinued operations.
     For 2007, cash generated from operations supplemented by borrowings under credit facilities is expected to be sufficient to service debt and contract obligations, finance capital expenditures, complete the share repurchase program, and continue paying dividends to the company’s shareholders.
Investing Activities — Net cash used in investing activities for the three months ended March 31, 2007, was $747 million compared to $143 million in the same period of 2006. The increase is primarily due to the acquisition of Essex for $578 million. In addition, during the three months ended March 31, 2007, the company made capital expenditures of $158 million, and paid $30 million for deferred costs related to outsourcing contracts and related software costs. During the three months ended March 31, 2006, the company made capital expenditures of $173 million and received $37 million of insurance proceeds related to Hurricane Katrina.
Financing Activities — Net cash used in financing activities for the three months ended March 31, 2007, was $306 million compared to $974 million in the same period of 2006. The decrease is primarily due to $413 million in lower principal payments on long-term debt, $187 million less common stock repurchases, and $214 million in higher net borrowings under lines of credit, partially offset by $130 million less in proceeds from stock option exercises. Net cash used in financing activities for the three months ended March 31, 2007, primarily included $600 million for common stock repurchases and $121 million of dividends paid, primarily offset by $230 million of net borrowings under the lines of credit and $156 million in proceeds from stock option exercises. See Note 7 to the Consolidated Condensed Financial Statements in Part I, Item 1 for a discussion concerning the company’s common stock repurchases.

NEW ACCOUNTING STANDARDS
     The disclosure requirements and cumulative effect of adoption of the Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48 — Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 are presented in Note 13. Other new pronouncements issued but not effective until after March 31, 2007 are not expected to have a significant effect on the company’s consolidated financial position or results of operations, with the possible exception of the following, which are currently being evaluated by management:
     In February 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that adoption of this statement will have on the company’s consolidated financial position and results of operations when it becomes effective in 2008.
     In September 2006, the FASB issued SFAS No. 157 — Fair Value Measurements, which defines fair value, establishes a framework for consistently measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the company beginning January 1, 2008, and the provisions of SFAS No. 157 will be applied prospectively as of that date. Management is currently evaluating the effect that adoption of this statement will have on the company’s consolidated financial position and results of operations when it becomes effective in 2008.
FORWARD-LOOKING INFORMATION
     Statements in this Form 10-Q that are in the future tense, and all statements accompanied by terms such as “believe,” “project,” “expect,” “estimate,” “forecast,” “assume,” “intend,” “plan,” “guidance,” “anticipate,” “outlook,” and variations thereof and similar terms are intended to be “forward-looking statements” as defined by federal securities law. Forward-looking statements are based upon assumptions, expectations, plans and projections that are believed valid when made, but that are subject to the risks and uncertainties identified under Risk Factors in the company’s 2006 Annual Report on Form 10-K as amended or supplemented by the information in Part II, Item 1A below, that may cause actual results to differ materially from those expressed or implied in the forward-looking statements.
The company intends that all forward-looking statements made will be subject to the safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based upon, among other things, the company’s assumptions with respect to:
▪	future revenues;

▪	expected program performance and cash flows;

▪	returns on pension plan assets and variability of pension actuarial and related assumptions;

▪	the outcome of litigation, claims, appeals and investigations;

▪	hurricane-related insurance recoveries;

▪	environmental remediation;

▪	acquisitions and divestitures of businesses;

▪	successful reduction of debt;

▪	performance issues with key suppliers and subcontractors;

▪	product performance and the successful execution of internal plans;

▪	successful negotiation of contracts with labor unions;

▪	allowability and allocability of costs under U.S. Government contracts;

▪	effective tax rates and timing and amounts of tax payments;

▪	the results of any audit or appeal process with the Internal Revenue Service; and

▪	anticipated costs of capital investments.
You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. As noted above, these forward-looking statements speak only as of the date when they are made. The company does not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations, or the occurrence of unanticipated events after the date of those statements. Moreover, in the future, the company, through senior management, may make forward-looking statements that involve the risk factors and other matters described in this Form 10-Q as well as other risk factors subsequently identified, including, among others, those identified in the company’s filings with the Securities and Exchange Commission on Form 10-K, Form 10-Q and Form 8-K.
GLOSSARY OF PROGRAMS
Listed below are brief descriptions of the programs mentioned in this Form 10-Q.

Program Name	Program Description

AEHF — Advanced Extremely High Frequency	Provide the communication payload for the nation’s next generation military strategic and tactical relay systems that will deliver survivable, protected communications to U.S. forces and selected allies worldwide.

B-2 Stealth Bomber	Maintain strategic, long-range multi-role bomber with war-fighting capability that combines long range, large payload, all-aspect stealth, and near-precision weapons in one aircraft.

Coast Guard’s Deepwater Program	Design, develop, construct and deploy surface assets to recapitalize the Coast Guard.

DDG 51	Build Aegis guided missile destroyer, equipped for conducting anti-air, anti-submarine, anti-surface and strike operations.

DDG 1000 Zumwalt-class destroyer	Design the first in a class of the U.S. Navy’s multi-mission surface combatants tailored for land attack and littoral dominance.

E-2 Hawkeye	The E-2 provides Battle Management Command & Control (BMC2) capability to the fleet carrier battle groups by providing airborne surveillance, carrier airborne patrol, close air support, interdiction management and control, in-flight refueling scheduling and strike control.

E-2D Advanced Hawkeye	The E-2D builds upon the Hawkeye 2000 configuration with significant radar improvement performance. The E-2D provides over the horizon airborne early warning (AEW), surveillance, tracking, and command and control capability to the U.S. Naval Battle Groups and Joint Forces.

EA-18G Aircraft	Provide the airborne electronic attack (AEA) suite capability, which includes the ALQ-218 (V2) receiving system, the ALQ-227 communications countermeasures system and the Electronic Attack Unit.

Program Name	Program Description

F/A-18 Super Hornet	As a principal subcontractor, NGC produces various parts and integrates all associated subsystems for the F/A-18 Hornet strike fighters.

Flats Sequencing System/Postal Automation	Build systems for the U.S. Postal Service designed to further automate the flats mail stream, which includes large envelopes, catalogs and magazines.

Ft. Irwin Logistics Support Services (LSS)	Operate and manage a large-scale maintenance and repair program involving tracked and wheeled vehicles, basic issue items, communications equipment, and weapons needed for desert training.

Ground-Based Midcourse Fire Control and Communications	Develop software to coordinate sensor and interceptor operations during missile flight.

ICBM — Intercontinental Ballistic Missile	Maintain readiness of the nation’s ICBM weapon systems.

JBOSC — Joint Base Operations Support	Provides all infrastructure support needed for launch and base operations at the NASA Spaceport.

F-35 Development (Joint Strike Fighter)	Design, integration, and/or development of the center fuselage and weapons bay, communications, navigations, identification subsystem, systems engineering, and mission systems software as well as provide ground and flight test support, modeling, simulation activities, and training courseware.

JRDC — Joint National Integration Center Research & Development	Support the development and application of modeling and simulation, wargaming, test and analytic tools for air and missile defense.

JWST — James Webb Space Telescope	Design, develop, integrate and test a space-based infrared telescope satellite to observe the formation of the first stars and galaxies in the universe.

Kinetic Energy Interceptor	Develop mobile missile-defense system with the unique capability to destroy a hostile missile during its boost, ascent or midcourse phase of flight.

LAIRCM IDIQ — Large Aircraft Infrared Countermeasures Indefinite Delivery and Indefinite Quantity	Infrared countermeasures systems for C-17 and C-130 aircraft. The IDIQ contract will further allow for the purchase of LAIRCM hardware for foreign military sales and other government agencies.

LHD	Build multipurpose amphibious assault ships.

LPD	Build amphibious transport dock ships.

New York City Wireless	Provide New York City’s broadband public-safety wireless network.

NPOESS — National Polar-orbiting Operational Environmental Satellite System	Design, develop, integrate, test, and operate an integrated system comprised of two satellites with mission sensors and associated ground elements to provide global and regional weather and environmental data.

Program Name	Program Description

NTS — Nevada Test Site	Manage and operate the Nevada Test Site facility and provide infrastructure support, including management of the nuclear explosives safety team, support of hazardous chemical spill testing, emergency response training and conventional weapons testing.

San Diego County IT outsourcing	Provide high-level IT consulting and services to San Diego County including data center, help desk, desktop, network, applications and cross-functional services.

Space Radar	Develop system concepts and architectures as part of the first phase of this program to provide intelligence, surveillance and reconnaissance capabilities for warfighters and the intelligence community.

STSS — Space Tracking and Surveillance System	Develop a critical system for the nation’s missile defense architecture employing low-earth orbit satellites with onboard infrared sensors to detect, track and discriminate ballistic missiles. The program includes two flight demonstration satellites with subsequent development and production blocks of satellites.

Treasury Communication System	Provide telecommunications infrastructure for collaboration, communication and computing as required by the U.S. Department of Treasury.

TSAT — Transformational Satellite Communications System	Develop wideband and protected communications satellite architecture and payloads.

USS Carl Vinson	Refueling and complex overhaul of the nuclear-powered aircraft carrier USS Carl Vinson (CVN 70).

UK AWACS program	Provide aircraft-maintenance and design-engineering support services.

Virginia IT outsourcing	Provide high-level IT consulting and services to Virginia state and local agencies including data center, help desk, desktop, network, applications and cross-functional services.

Virginia -class Submarines	Construct the newest attack submarine in conjunction with Electric Boat.